UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution on transfer of LNG Terminal Business to POSCO Energy

On April 12th, 2019, the Board of Directors of POSCO resolved to transfer LNG Terminal Business to POSCO Energy, which is one of POSCO’s subsidiaries.

The information in detail is as follows:

Business Recipient	POSCO Energy
The Details of Transferring Business	(1) The Date of Transfer: September 1st, 2019 (2) The Target of Transfer: POSCO LNG Terminal and its entire business (3) The Amount of Transfer Price: KRW 608,019,000,000

The Purpose and major effects of the Transfer	Restructuring POSCO Group’s energy business to create a synergy and enhance the competence of gas business. (asset value of transfer business KRW 538,100,000,000 and revenue KRW 114,200,000,000 as of December 31st, 2018)

Other Information for Investors

(1) The date of transfer may be adjusted due to the possible circumstances such as government approval processes.

(2) The amount of transfer price is set as of December 31st, 2018 and it may change if the net asset changes between December 31st, 2018 and the date of transfer.

(3) Out of the amount of Transfer Price KRW 608,019,000,000, POSCO will be paid KRW 447,185,000,000 on September 2nd, 2019, which excludes the amount of price for the 5th storage tank currently under construction, and the rest amount of price KRW 160,834,000,000 is expected to be paid in December of 2019 after the completion of the tank construction.

*	The timeline may be adjusted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: April 24, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
		Name:	Lim, Seung-Kyu
		Title:	Executive Vice President